Exhibit 99.1

For immediate release
December 10, 2007

Petro-Canada and NOC Sign Long-Term
Exploration and Development Agreement in Libya

Petro-Canada (TSX:PCA, NYSE: PCZ) London – Petro-Canada announced today it has signed binding heads of agreement with the Libyan National Oil Corporation (NOC) to convert its existing Participation Agreements and old Exploration Production Sharing Agreements (EPSA) to six new EPSA IV agreements.

It is expected that the duration of the new EPSA agreements will be 30 years, well beyond the expiry dates of the existing agreements. This will enable Petro-Canada to design and implement jointly with NOC the redevelopment of major fields and exploration programs in the Sirte Basin. Under the new agreements, Petro-Canada will pay 50% of all development capital and will receive a 12%  entitlement share of production.

“Through these agreements we have achieved our long-standing objective of extending our partnership with NOC in Libya,” said Ron Brenneman, Petro-Canada’s President and Chief Executive Officer. “Aligned with our strategy to invest in long-life assets, we are developing our Libyan asset base and unlocking its considerable potential.”

The redevelopment program for existing fields is estimated to require a total investment of $7 billion US gross. Petro-Canada will pay a signature bonus of $1 billion US in three stages, with the first payment due upon ratification of detailed contracts, which is expected some time in 2008. The signature bonus includes $100 million US for social investment and capability development in Libya.

Petro-Canada estimates that there are gross resources of almost two billion barrels of oil associated with the redevelopment program, which includes pipeline and facility upgrades, development drilling and waterflood expansion.

Petro-Canada’s Libyan concessions currently produce approximately 100,000 barrels of oil per day (gross). Under the new agreements, production from the redevelopment program is expected to double over the next five to seven years.

In addition to the redevelopment costs and signature bonus, Petro-Canada also proposes to invest $460 million US over the next seven years for an exploration program in the Sirte region, one of the world’s most prolific basins. Seven successes have been achieved from the last nine exploration and appraisal wells drilled there by Petro-Canada’s joint venture operator. Success from this program could materially add to reserves and production.

Petro-Canada will provide additional information on its website http://www.petro-canada.ca/en/media/54.aspx.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Tom Carney	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6535	Tel: (403) 296-7859

Michelle Harries	Pam Tisdale
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-4423
E-mail: corpcomm@petro-canada.ca
Website: www.petro-canada.ca

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